UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

5 June 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo Board Appoints Debra Crew Interim CEO

5 June 2023, London, UK:

Sir Ivan Menezes is currently in hospital receiving treatment for medical conditions including a stomach ulcer. Over the weekend, we learned that Ivan's recovery suffered a significant setback due to complications, which followed emergency surgery on the ulcer.

As a result of these developments, the Board of Directors has appointed Debra Crew Interim Chief Executive Officer with immediate effect, ahead of her appointment as Chief Executive Officer and joining the Board as an executive director on 1 July 2023. As previously announced, Ivan will retire from the Board on 30 June 2023.

Our thoughts are with our much-loved colleague, Ivan, and his family.

Out of respect for Ivan and his family's privacy, we will not be commenting further at this time.

ENDS

Investor relations: Durga Doraisamy	+44 (0) 7902 126906 investor.relations@diageo.com

Media relations: Dominic Redfearn	+44 (0) 7971 9777 59 press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 05 June 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary